                                                                                       OMB APPROVAL
                                 UNITED STATES                                 OMB number:        3235-0145
                      SECURITIES AND EXCHANGE COMMISSION                       Expires:    October 31, 1994
                            WASHINGTON, D.C.  20549                            Estimated average burden
                                                                               hours per response . . 14.90
                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  2 )*
                                             ---



                             APPLE COMPUTER, INC.
                             --------------------
                               (Name of Issuer)

                                    COMMON
                                    ------
                        (Title of Class of Securities)

                                   037833900
                                   ---------
                                (CUSIP Number)
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Check the following box if a fee is being paid with this statement [ ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)                   Page 1 of 3 pages

CUSIP No. 037833900                     13G                    Page 2 OF 3 PAGES


       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       THE CAPITAL GROUP, INC.
       86-0206507


       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                          (a) [ ]
                                                              (b) [ ]

       SEC USE ONLY
   3



       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       DELAWARE


                                   SOLE VOTING POWER
                              5
         NUMBER OF                 3,808,870

          SHARES           ----------------------------------------------------
                                   SHARED VOTING POWER
       BENEFICIALLY           6
                                   NONE
         OWNED BY          ----------------------------------------------------

           EACH                    SOLE DISPOSITIVE POWER
                              7
         REPORTING                 9,652,270

          PERSON           ----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
           WITH               8
                                   NONE
                           ----------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       9,652,270  Beneficial ownership disclaimed pursuant to Rule 13d-4


       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10


       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
       8.31%


       TYPE OF REPORTING PERSON*
  12
       HC



                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 3 pages

                                                                          Page 3
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934



Fee enclosed [ ]  or Amendment No. 2

Item 1(a)        Name of Issuer:
                 Apple Computer, Inc.
                 --------------------

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 20525 Mariana Ave.
                 ------------------
                 Cupertino, CA  95014
                 --------------------

Item 2(a)        Name of Person(s) Filing:
                 The Capital Group, Inc.
                 -----------------------
Item 2(b)        Address of Principal Business Office:
                 333 South Hope Street
                 ---------------------
                 Los Angeles, CA  90071
                 ----------------------

Item 2(c)        Citizenship:   N/A
                                ---
Item 2(d)        Title of Class of Securities:  Common

Item 2(e)        CUSIP Number:  037833900

Item 3           The person(s) filing is(are):
                 (b)         [ ]         Bank as defined in Section 3(a)(6) of
                                         the Act.
                 (e)         [ ]         Investment Adviser registered under
                                         Section 203 of the Investment Advisers
                                         Act of 1940.
                 (g)         [x]         Parent Holding Company in accordance
                                         with Section
                                         240.13d-1(b)(1)(ii)(G).

Item 4           Ownership
                 (a)         Amount Beneficially Owned:
                             See item 9, pg. 2
                             -----------------
                 (b)         Percent of Class:  See item 11, pg. 2
                                                ------------------
                 (c)         Number of shares as to which such person has:
                             i) sole power to vote or to direct the vote See item 5, pg. 2
                                               -----------------
                             ii)         shared power to vote or to direct the
                                         vote  None
                                               ----
                             iii)        sole power to dispose or to direct
                                         the disposition of  See item 7, pg. 2
                                                             -----------------
                             iv) shared power to dispose or to direct the disposition of None - beneficial
                                                            -----------------
                                         ownership disclaimed pursuant to
                                         --------------------------------
                                         Rule 13d-4
                                         ----------
Item 5           Ownership of 5% or Less of a Class:  N/A
                                                      ---
Item 6           Ownership of More than 5% on Behalf of Another Person:  N/A
                                                                         ---
Item 7           Identification and Classification of the Subsidiary Which
                 ---------------------------------------------------------
                 Acquired the Security Being Reported on By the Parent Holding
                 -------------------------------------------------------------
                 Company
                 -------
                 (1) Capital Research and Management Company is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group, Inc.
                 (2) Capital Guardian Trust Company is a Bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The Capital Group, Inc.
                 (3) Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group, Inc. CIL is a wholly owned subsidiary of The Capital Group, Inc.
                 (4) Capital International Research and Management, Inc. dba Capital International, Inc. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of The Capital
                             Group, Inc.
                 (5) Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group, Inc. CISA is a wholly owned subsidiary of The Capital Group, Inc.
                 (6) Capital International K.K. (CIKK) does not fall within any of the categories described in Rule 13d-1(b)(1)(ii)(A-F) but its holdings of any reported securities come within the de minimis rule as described in Rule 13d-1(b)(1)(ii).
                             CIKK is a wholly owned subsidiary of The Capital Group, Inc.

Item 8           Identification and Classification of Members of the Group: N/A
                                                                            ---
Item 9           Notice of Dissolution of the Group:  N/A
                                                      ---
Item 10          Certification
                 -------------

                 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                 Signature
                 ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994

Signature:       /s/ Philip de Toledo
                 ----------------------------------------------
Name/Title:      Philip de Toledo, Vice President and Treasurer
                 ----------------------------------------------
                 The Capital Group, Inc.
                 ----------------------------------------------